SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH MARCH 20, 2007

(Commission File No. 1-32826)

TAM S.A.
(Exact name of Registrant as specified in its Charter)

Av. Jurandir, 856 – Lote 4, 1° andar
04072-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

TAM S.A. and
TAM S.A. and subsidiaries

Financial Statements at
December 31, 2006 and 2005
and Report of Independent Auditors

(With independent auditor´s report thereon)
A translation of the original report in portuguese as published in Brazil containing Financial Statements prepared in accordance with accounting practices adopted in Brazil

Independent auditors´report

To the Board of Directors and Shareholders
TAM S.A.
São Paulo - SP

1.
We have examined the accompanying balance sheets of TAM S.A. (the “Company”) and the consolidated balance sheets of the Company and its subsidiaries as of December 31, 2006 and 2005 and the related statements of income, changes in shareholders’ equity and changes in financial position for the years then ended, which are the responsibility of its management.

Our responsibility is to express an opinion on these financial statements.

2.
Our examination was conducted in accordance with auditing standards generally accepted in Brazil and included: (a) planning of the audit work, considering the materiality of the balances, the volume of transactions and the accounting systems and internal accounting controls of the Company and its subsidiaries; (b) verification, on a test basis, of the evidence and records which support the amounts and accounting information disclosed; and (c) evaluation of the most significant accounting policies and estimates adopted by Company management and its subsidiaries, as well as the presentation of the financial statements taken as a whole

3.
In our opinion, the aforementioned financial statements present fairly, in all material respects, the financial position of TAM S.A. and the consolidated financial position of the Company and its subsidiaries as of December 31, 2006 and 2005, and the results of its operations, changes in its shareholders’ equity and changes in its financial position for the years then ended, in conformity with accounting practices adopted in Brazil.

4.
Our examinations were performed with the objective of expressing an opinion on the financial statements taken as a whole. The statements of added value, cash flows and the social report as of December 31, 2006 and 2005 are supplementary information to the aforementioned financial statements which are not required by the accounting practices adopted in Brazil, and have been included to facilitate additional analysis. This supplementary information was subject to the same audit procedures as applied to the aforementioned financial statements and, in our opinion, are presented fairly, in all material respects, in relation to the financial statements taken as a whole.

March 20, 2006

KPMG Auditores Independentes
CRC 2SP014428/O-6

Pedro Augusto de Melo	Alexandre Heinermann
Accountant CRC 1SP113939/O-8	Accountant CRC 1SP228175/O-0

TAM S.A. and
TAM S.A. and subsidiaries

Balance Sheets at December 31,2006 and 2005
In thousands of reais

		Parent company		Consolidated				Parent company		Consolidated

Assets	Note	2006	2005	2006	2005	Liabilities and shareholders’ equity	Note	2006	2005	2006	2005

Current assets						Current liabilities
Cash and banks		146	1,124	122,458	92,935	Suppliers				346,817	282,048
Financial investments	5	668,505	368,550	2,330,520	902,517	Loans and financing	13			221,908	118,448
Trade accounts receivable	6			780,972	763,165	Leasing payable	14			69,108	62,049
Inventories	7			113,875	104,565	Debentures	19	28,573		60,588	26,109
Taxes recoverable		6,769	7,697	67,345	43,035	Salaries and related charges		115	96	194,128	134,048
Advances to aircraft manufacturers	8			221,793	100,995	Advances from ticket sales	17			759,210	557,647
Interest on shareholders’ equity and						Taxes and tariffs payable		25	37	63,783	35,156
dividends receivable		44,495	27,584			Provision for income tax and social
Deferred income tax and social						contribution	20		3,409	1,993	27,073
contribution	20	1,164	3,012	33,050	23,782	Interest on shareholders’ equity and
Prepaid expenses		1,800		119,940	129,479	dividends payable	21	137,629	29,405	137,629	29,405
Other accounts receivable				72,765	21,758	Other accounts payable		4		174,125	121,146

		722,879	407,967	3,862,718	2,182,231			166,346	32,947	2,029,289	1,393,129

						Non current liabilities
Non Current assets						Loans and financing	13			230,864	151,405
Deposits in guarantee	9			144,444	118,660	Leasing payable	14			92,954	155,703
Deferred income tax and						Debentures	19	500,000		508,076	33,244
social contribution	20			109,277	166,236	Deferred income tax and
Judicial deposits	18	14		55,577	55,877	social contribution	20			56.306	63,287
Advances to aircraft manufacturers	8			130,915		Provision for contingencies	18			722,761	654,101
Advances for aircraft maintenance				46,596		Reorganization of Fokker 100 fleet	16			62,806	85,004
Other accounts receivable				26,346	12,466	Related parties		536

						Other accounts payable		1,564		2,060	1,906

		14		513,155	353,239			502,100		1,675,827	1,144,650

Permanent assets						Deferred income				11,099	11,099

Investments	10	1,394,939	385,067	70	70
Property, plant and equipment	12			791,685	768,606	Minority interest				2,744	1,843

Deferred charges				717	6,662

						Shareholders' equity
		1,394, 939	385,067	792,472	775,338	Capital	21	675,000	153,909	675,000	153,909

						Capital reserve	21	102,855	350,782	102,855	350,782
						Revaluation reserve	12	147,874	161,196	147,874	161,196
						Retained earnings	22	523,657	94,200	523,657	94,200

		1,394,953	385,067	1,305,627	1,128,577			1,449,386	760,087	1,449,386	760,087

Total assets		2,117,832	793,034	5,168,345	3,310,808	Total liabilities and shareholders' equity		2,117,832	793,034	5,168,345	3,310,808

The accompanying notes are an integral part of these financial statements.

TAM S.A. and
TAM S.A. and subsidiaries
Statements of Operations
Years Ended December 31,2006 and 2005
In thousands of reais unless otherwise indicated

		Parent company		Consolidated

	Note	2006	2005	2006	2005

Revenues
Air transportation revenues	22
Domestic				5,483,752	4,470,101
International				1,702,137	1,163,299
Others	22		265	514,202	276,735

			265	7,700,091	5,910,135
Taxes and deductions			(13)	(355,441)	(261,370)

Net revenues			252	7,344,650	5,648,765
Cost of services rendered	23			(4,730,669)	(3,796,886)

Gross profit			252	2,613,981	1,851,879

(Expenses) operating income
Sales expenses	23			(1,186,276)	(1,078,181)
General and administrative	23	(12,597)	(15,797)	(410,360)	(324,699)
Directors´ fees	23	(1,374)	(454)	(20,764)	(22,088)
Financial expenses	24	(43,231)	(1,621)	(299,329)	(192,947)
Financial income	24	107,435	33,061	254,178	100,386
Equity in earnings of subsidiaries	10	521,564	174,344
Other operating expenses, net		(717)	(2,015)	(126,199)	(30,806)

		571,080	187,518	(1,788,750)	(1,548,335)

Operating profit		571,080	187,770	825,231	303,544

Non-operating (expenses) income				11,356	(8,046)

Profit before income tax and
social contribution (carried forward)		571,080	187,770	836,587	295,498

TAM S.A. and
TAM S.A. and subsidiaries
Statements of Operations
Years Ended December 31,2006 and 2005
In thousands of reais unless otherwise indicated	(continued)

		Parent company		Consolidated

	Note	2006	2005	2006	2005

Profit before income tax and
social contribution (brought forward)		571,080	187,770	836,587	295,498
Income tax and social contribution
Current	20	(15,126)	(4,879)	(269,642)	(153,636)
Deferred	20		4,483	(26,892)	45,159

Net income before minority interest		555,954	187,374	540,053	187,021

Minority interest				(1,010)	353

Reversal of interest on shareholders’ equity				16,911

Net income for the year		555,954	187,374	555,954	187,374

Number of shares at the end of the year (in thousands)		150,563	144,060

Net income per lot of a thousand shares at
the end of the year - R$		3.69	1.30

The accompanying notes are an integral part of these financial statements.

TAM S.A. and
TAM S.A. and subsidiaries

Statements of Changes in Shareholders' Equity
Years Ended December 31,2006 and 2005
In thousands of reais unless otherwise indicated

		Capital Reserve	Revaluation reserve	Profit reserves

	Capital	Premium issuance of shares	From assets of subsidiary	Legal	Profit retation	Retained earnings (accumulated losses)	Total

At December 31, 2004	120,749		137,669			(67,621)	190,797

Reversal of deferred taxes			1,163				1,163
Capital increase by issuance of shares (Note 21 (a))	33,160	350,782					383,942
Reversal of revaluation reserve due to disposal of aircraft motors			(1,405)				(1,405)
Realization of revaluation reserve, net			(3,852)			3,852
Revaluation, net of tax effects			27,621				27,621
Net income for the year						187,374	187,374
Distributions:
Legal reserve				5,988		(5,988)
Dividends to be distributed (R$ 0,20414391 per share)						(29,405)	(29,405)
Profit retention reserve					88,212	(88,212)

At December 31, 2005	153,909	350,782	161,196	5,988	88,212		760,087

Loyalty program adjustment (Note 21 (g))						(8,919)	(8,919)
Technical Interpretation of Ibracon pronouncement nº 01/06			(10,194)			15,445	5,251
Capital increase by issuance of shares (Note 21 (a))	34,316	238,848					273,164
Capitalization of reserve	486,775	(486,775)
Realization of revaluation reserve, net			(4,246)			4,246
Reversal of revaluation reserve due to to diposal of aircraft motors/aircraft			(5,613)				(5,613)
Revaluation, net of tax effects (Note 12 (b))			6,731				6,731
Net income for the year						555,954	555,954
Distributions:
Legal reserve				27,798		(27,798)
Interest on shareholders’equity to be distributed ( R$ 0,11231965 per share)						(16,911)	(16,911)
Dividends to be distributed (R$ 0,79938215 per share)						(120,358)	(120,358)
Profit retention reserve					401,659	(401,659)

At December 31, 2006	675,000	102,855	147,874	33,786	489,871		1,449,386

The accompanying notes are an integral part of these financial statements.

TAM S.A. and
TAM S.A. and subsidiaries

Statements of Changes in Financial Position
Years Ended December 31,2006 and 2005
In thousands of reais

		Parent company		Consolidated

	Note	2006	2005	2006	2005

Sources of funds
Operations
Net income for the year		555,954	187,374	555,954	187,374
Expenses (income) not affecting
working capital
Amortization of goodwill in subsidiary	10	717	1,341	717	1,341
Depreciation and amortization				101,855	85,353
Equity in earnings of subsidiaries	10	(521,564)	(174,344)
Residual cost on disposal of fixed assets				17,512	7,920
Deferred income tax and social
contribution	20			22,381	(40,675)
Provision for contingencies			(4)	68,660	204,588
Monetary variation and interest of non
current receivables and liabilities				(14,811)	(16,745)
Minority interest				1,010	(353)

Adjusted income for the year		35,107	14,367	753,278	428,803
Interest on shareholders’equity and
dividend received		16,911	27,584

		52,018	41,951	753,278	428,803

From shareholders
Premium in the issuance of shares	21	273,164	383,942	273,164	383,942

From third parties
Increase liabilities non current		502,100		659,376	144,538
Transfer from long-term to current assets				32,775	19,431

		502,100		692,151	163,969

Total sources		827,282	425,893	1,718,593	976,714

TAM S.A. and
TAM S.A. and subsidiaries

Statements of Changes in Financial Position
Years Ended December 31,2006 and 2005
In thousands of reais				(continued)

		Parent company		Consolidated

	Note	2006	2005	2006	2005

Financial resources used for
Increase in long term receivables		14		223,661	15,768
Permanent assets
Investments		508,486
Property, plant and equipment				136,136	109,543
Reduction in non current payables			22,593
Transfer from non current current liabilities				168,281	95,219
Prior year asjustment				8,919
Interest on shareholder’s equity and dividends
payable		137,269	29,405	137,269	29,405

Total financials		645,769	51,998	674,266	249,935

Increase in net working
capital		181,513	373,895	1,044,327	726,779

Changes in net working capital

Current assets
At the end of the year		722,879	407,967	3,862,718	2,182,231
At the beginning of the year		(407,967)	(1,210)	(2,182,231)	(1,143,990)

		314,912	406,757	1,680,487	1,038,241

Current liabilities
At the end of the year		166,346	32,947	2,029,289	1,393,129
At the beginning of the year		(32,947)	(85)	(1,393,129)	(1,081,667)

		133,399	32,862	636,160	311,462

Increase in net working
capital		181,513	373,895	1,044,327	726,779

The accompanying notes are an integral part of these financial statements.

TAM S.A. and
TAM S.A. and subsidiaries

Notes of the financial statements
Years Ended December 31 2006 and 2005
In thousands of reais

1 Operations

1.1 Social Object

TAM S.A. (“TAM”or “Company”) is a corporation created on May 12, 1997, whose main object is to invest in companies which carry out air transportation activities. TAM S.A. maintains an investment in the subsidiary TAM Linhas Aéreas S.A. (“TLA”), a company which operates mainly scheduled flights carrying passengers and cargo both nationally and internationally, in Transportes Aéreos del Mercosur S.A. (“Mercosur”), an airline headquartered in Asunción, Paraguay, which operates mainly scheduled flights in that country, as well as in Argentina, in Brazil, in Chile, in Uruguay and in Bolivia.

The TLA financial statements are consolidated with those of its subsidiary Fidelidade Viagens e Turismo Ltda. (Fidelidade). Fidelidade operates as a travel and tourism agency under the name of TAM Viagens.

On July 15, 2005, following the issue of a supplementary lot of shares, the Company concluded a Public Offering of shares on the São Paulo Stock Exchange – BOVESPA. Its main objective was to raise funds to acquire or lease aircraft to renew and increase its fleet, in line with the strategy of consolidating and increasing its leadership in the domestic market and selectively expanding its participation in the international market. With the same objective, on March 10, 2006 the Company made an additional Public Offering – this time on the BOVESPA and the New York Stock Exchange – NYSE, which was concluded on April 6, 2006, with the exercise of a supplementary lot of shares as permitted by the Preferencial Share Distribution agreement.

1.2 Risk Factors and its management

As a result of its activities, the Company´s administration takes risks inherent to its operations, related to the market, legislation, reputation, operational and management systems, solvency, credit risks, liquidity, exchange variations, utilization of guarantees, mortgages and liens etc. as well as risks outside of its control such as moratoriums, the partial or total closing of markets, changes in monetary policy and sovereign risk.

The monitoring of theses risks is the responsibility of Company management who use techniques, analyses and controls which seek to minimize such effects, but cannot guarantee the total elimination of the risks to which the Company is subject.

2 Presentation of the financial statements

The individual and consolidated financial statements were prepared in accordance with accounting practices derived from the Brazilian Corporation Law, the regulations issued by the Brazilian Securities Exchange Commission (CVM), accounting standards determined by IBRACON (Brazilian Institute of Independent Auditors) and the chart of accounts defined by the National Civil Aviation Agency – ANAC, (formerly the Civil Aviation Department - DAC).

The Company has formally agreed with the São Paulo Stock Exchange – BOVESPA, to adopt differentiated corporate governance practices – Level 2. The Company’s financial statements meets the additional requirements of the Level 2 corporate governance practices.

In order to provide additional clarity and transparency to the market, the Company is disclosing its statement of cash flows and added value statement, as supplementary information.

• Cash flow

Prepared in accordance with NPC 20 from the Brazilian Institute of Independent Auditors – IBRACON, it discloses the main operations that affected cash and financial investment, as demonstrated in Attachment I.

• Added value

Prepared in accordance with CVM guideline 24/92 and CVM Official Circular 01/00. The standard used is that proposed by NBCT 3.7 from the Federal Accounting Council, and presents the added value created by the Company and the manner in which this wealth was distributed between employees, the Government, external financers and shareholders, as demonstrated in Attachment II.

• Social Balance

Prepared in conformity with the template suggested by the Brazilian Institute of Social Analysis – iBase – the Social report id set out in Attachment III.

3 Significant accounting practices

(a) Income statement

Income and expenses are recognized on the accrual basis, as follows:

i.	Air transportation revenues are recognized when transportation services are rendered;

ii.	Tickets sold but not used are classified as "advances from ticket sales" and are registered as current liabilities; and

iii.
Other income from sales and/or services represents fees from changing flight reservations, sub-leasing of airplanes, partnerships with the Loyalty Program for frequent flyers (TAM Loyalty Program), tickets cancelled on expiry and other services, which are recognized when the service is provided.

(b) Accounting estimates

The accounting estimates, which are reviewed quarterly, were based on management’s judgement to determine the appropriate amounts to be recorded in the financial statements. Significant items subject to these estimates and assumptions include among others the, allowance for doubtful accounts, allowance for inventory losses, deferred income tax assets, provision for contingencies, valuation of derivative instruments, assets and liabilities related to employees’ benefits and liabilities arising from the frequent flyer program.

(c) Foreign currency

Assets and liabilities denominated in foreign currencies, including those belonging to subsidiaries based abroad, were translated into Reais at the foreign exchange rate ruling at the balance sheet date. Foreign exchange differences arising on translation are recognized in the statement of income exercise.

(d) Current and long-term assets

• Financial investments

Financial investments are recorded at cost plus income accrued up to the balance sheet date.

• Allowance for doubtful accounts receivable

The allowance for doubtful accounts receivable was calculated at an amount considered adequate by management to cover any expected losses arising on collection of accounts receivable.

• Inventories

Inventories, consisting substantially of parts and materials to be used in maintenance and repair services, are stated at the average cost of purchase, which is lower than replacement cost. Additionally, inventories are reduced by provision for losses with obsolete items, when applicable.

• Advances for aircraft maintenance

Advances for aircraft maintenance represents prepayment of maintenance to lessors under some of our operating lease agreements. As the Company presents proof of the performance of such maintenance, the related advances are reimbursed.

• Investments

Investments in subsidiaries are stated using the equity method, plus positive goodwill or less negative goodwill, when applicable.

Goodwill arising on the purchase of TLA, is substantially based on expected future profitability, and is being amortized over ten years, as from the date on which benefits started to be generated. In the consolidated financial statements, the balance has been reclassified as "Deferred Assets".

Negative goodwill is considered to arise due to other economic reasons (art. 21, line c of the CVM Instruction 1/78) and will be amortized upon the eventual divestiture or extinction of the assets, in accordance with art. 14, paragraph 4, of CVM Instruction 247/96. In the consolidated financial statements, this amount is classified as “deferred charges”.

• Property, plant and equipment

Property, plant and equipment are recorded at the cost of acquisition, formation or construction, increased due to the revaluation of certain asset types. Depreciation is calculated using the straight-line method at rates described in Note 11, which take into account the estimated useful lives of assets.

Maintenance expenses are recorded using the built-in overhaul method and are amortized through the next scheduled maintenance.

• Deferred charges

Deferred charges in the consolidated financial statements substantially comprised by goodwill arising on the acquisition of TLA.

• Other current and non-current assets

Stated at their net ralizable value.

(e) Current and non-current

Stated at the known or estimated amounts, plus, when applicable, the corresponding charges and/or monetary and exchange rate variations incurred up to the balance sheet date.

(f) Provisions

Provisions are recognized in the balance sheet when the Company has obligations of a legal nature or arising as a result of past events, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are recorded considering the best estimate of risks involved.

(g) Advances from ticket sales

Advances from ticket sales represent the liabilities connected with tickets sold and not yet used in the last 12 months. Such amounts are recognized as income when the associated service is carried out or when the tickets expire.

(h) Benefits to employees

TAM Linhas Aéreas S.A. sponsors retirement benefit plans in the forms of “defined contribution” and “defined benefits”. Based on CVM Deliberation 371/00, the Company has adjusted the acturial liability, existent since 2001, straight in the statement of operations, for a period of 5 years. On november 21, 2006 the Supplementary Retirement Secretariat (the “SPC”) approved the proposal to migrate participants from the “defined benefits” plan to the “defined contribution” plan.

(i) Income tax and social contribution

Income and social contribution taxes, current and deferred, are recorded based on the rates of the income tax and social contribution on net income, and consider the offsetting of tax loss carryforwards and negative basis of social contribution, limited to 30% of the annual taxable income.

The deferred tax assets resulting from carryforward tax losses, negative basis of social contribution and temporary differences were recorded in accordance with CVM Instruction 371/02, and consider past profitability and expectations of future taxable income, based on a technical viability study.

The Company also recognizes deferred income tax and social contribution liabilities on surpluses generated by the restatement of assets.

(j) Leases

Leases are recorded as follows:

Financial leases – When a lease contract for an asset related to the Company’s operations contains a bargain purchase option, the original cost of the leased asset is recorded as an “Property plant & equipment” against current and non-current obligations;

Operating leases - Refer to leases without a bargain purchase option clause. Liabilities and the respective expenses of the lease instalments are recorded in the income statement when incurred, as “Cost of services rendered”.

(k) Financial instruments

TLA has operations involving financial instruments with the objective of reducing its exposure to exchange rates and fuel price variations. These risks are managed by defining operational strategies and establishing control systems. Gains and losses on these operations are recorded based on the updated values as per the curve of the bond or instrument, as positions are maintained until their due date.

(l) TAM Loyalty Program

The Company sponsors a program to reward frequent flyers (TAM Loyalty Program), whereby points are accumulated on TAM flights or flights with partner airline companies, by making purchases using the TAM Loyalty credit card, or by using services and products provided by TAM´s partners.

On December 31, 2006, TLA's customers had earned points which had not been utilized.

In the quarter ended at March 31, 2006, the Company, pursuing on-going improvements in best corporate governance practices and financial controls, changed its accounting practice and accrued a provision for future liabilities relating to the Loyalty Program.

Up to December 2005, such amounts were described in an Explanatory Note and recorded as incurred.

The effect of this change – in the amount of R$ 8,919 – was recorded directly to Shareholders’ Equity under Retained Earnings, net of the tax effect of R$ 4,597.

Income arising from TAM's partners on the program is recorded as received.

4 Consolidated financial statements

The financial statements of consolidated subsidiaries and the exclusive investment funds, have been examined by independent auditors, who have issued unqualified review reports.

The consolidated financial statements include the financial statements of TAM S.A. and its subsidiaries, as listed below:

		Ownership percentage

	Date of consolidated
	financial statements	2006	2005

TAM Linhas Aéreas S.A.	12.31.2006	100.00	100.00
Fidelidade Viagens e Turismo Ltda.	12.31.2006	99.99	99.99
Transportes Aéreos del Mercosur S.A.	11.30.2006	94.98	94.98

The accounting polices have been consistently applied by the consolidating companies and are aconsistent with those used in the previous period and year.

The quarterly financial statements of TAM Linhas Aéreas S.A., which were used as the basis for the consolidation by TAM S.A., take into consideration its balances consolidated with those of subsidiary Fidelidade Viagens e Turismo Ltda.

Description of main consolidation procedures:

i. Elimination of intercompany asset and liability account balances;

ii. Elimination of investment in the capital, reserves and retained (or negative) earnings of subsidiaries;

iii. Elimination of intercompany income and expense balances;

iv. Identification of minority interests in the consolidated financial statements;

v. The revaluation of Mercosur’s fixed assets has been considered in the consolidated financial statements, in order to comply with the Company’s accounting practices. However no accounting adjustments were made to the statutory books in its country of origin;

vi. The shareholders’ equity of the company headquartered abroad (Mercosur) was translated into Reais at the exchange rate in effect on the interim close date in accordance with Pronouncement XXV of IBRACON, as approved by CVM Deliberation 28/86. The calculation of the equity in earnings of subsidiaries comprises, in addition to the participation in income, the effects of the exchange rate variation on the shareholders’ equity of the subsidiary,

vii. The company consolidated its investments in its financial statements as required by CVM instruction no. 408/2004 and the income from these funds was recognized in the “Financial income” account as set out in Note 5

5 Financial investments – Consolidated

(a) Composition

		Parent Company		Consolidated

	Interest income
	average weighted	2006	2005	2006	2005

In local currency
Investment funds exclusive		595,167	368,550
Investment funds				23,150	416,535
Bank deposit certificates – CDB	102.7% of CDI			121,868	153,339
Variable income bonds
Fixed Interest	12.5% p.a.			1,132,256	138,426
Variable	99.3% of CDI	73,338		75,140	97,196
	100% of Selic			611,177
	IPCA + 9.0			185,235	10,766
	IGPM + 8.2% p.a.			9,433
Overnight				24,090	46,639
Debentures	101.8% of CDI			65,992	18,775
Variable income funds and shares				50,529
Others				20,355	7,046

		668,505	368,550	2,319,225	888,722

In foreign currency
Fixed income funds				11,295	13,795

		668,505	368,550	2,330,520	902,517

(b) Exclusive investment funds

The Company and its subsidiary TLA hold investments in the following exclusive funds:

			Investment by

	Parent Company		Net Equity

	2006	2005	2006	2005

Spitfire II Fundo de Investimento em Cotas de Fundos de
Investimento Multimercado	595,167		2,248,438
Spitfire Fundo de Investimento em Quotas de Fundos de Investimento
Multimercado		129,509		294,221
Credit Suisse Fairchild Fundo de Investimento em Quotas de Fundo
de Investimento em Multimercado de Longo Prazo		126,333		329,521
Fundo de Investimento em Quotas de Fundos de Investimento
Multimercado High Class		112,708		289,044

Total	595,167	368,550	2,248,438	912,786

Through the above investment funds, indirect investment was made in the following funds:

  Constellation Fundo de Investimento Multimercado;

  14 BIS Fundo de Investimento Multimercado;
  Fundo de Investimento Multimercado First Class;
  Stearman Fundo de Investimento Multimercado;
  Cruiser Fundo de Investimento Multimercado; and
  Tucano Fundo de Investimento Multimercado.

These funds are designed to invest in quotas of various classes of investment funds and/or in multimarket investment funds with the objective of obtaining an interest yield in excess of the interbank interest rate – also known as DI.

Investments can be redeemed at any time without loss of revenue.

6 Trade accounts receivable – Consolidated

(a) Breakdown of balance

			2006	2005

	Domestic	International	Total	Total

Credit cards	421,890	15,737	437,627	406,107
Travel agencies	185,911	32,835	218,746	244,476
Account holders	24,608	1,309	25,917	21,310
Other airlines	1,417	28,382	29,799	33,885
Cargo agencies	4,590	15,993	20,583	12,290
Post-dated checks	13,412		13,412	18,506
Others	50,450	22,825	73,275	74,620

Total	702,278	117,081	819,359	811,194

Allowance for doubtful accounts	(33,666)	(4,721)	(38,387)	(48,029)

Total	668,612	112,360	780,972	763,165

“Others” includes mainly receivables derived from product swaps and sales of Loyalty Program points.

(b) Aging list – Receivables by due date

Composition	2006	2005

Not yet due	722,798	721,968
Overdue
Up to 60 days	21,801	22,038
From 61 to 90 days	6,933	9,071
From 91 to 180 days	14,561	2,539
From 181 to 360 days	15,253	15,623
Over 360 days	38,013	39,955

	819,359	811,194

(c) Changes in the allowance for doubtful accounts

	2006	2005

Balance at the beginning of the period	48,029	30,400
Increases (recorded as sales expenses)	20,955	22,295
Recovered	(30,597)	(4,666)

Balance at the end of the period	38,387	48,029

7 Inventories - Consolidated

	2006	2005

Spare parts and material for repairs and maintenance	114,194	108,672
Other inventories	10,635	8,420

Total	124,829	117,092
Provision for loss on realization	(10,954)	(12,527)

Total	113,875	104,565

“Other inventories” is mainly composed of uniform, stationary and catering items

8 Advances to aircraft manufacturers - Consolidated

The Company made pre-payments to AIRBUS Industrie, as part of its program to acquire new aircraft. Amounts outstanding at December 31, 2006 amounted to R$ 352,708 (2005 - R$ 100,995), equivalent to US$ 164,971 thousand (2005 – US$ 43,147 thousand). Of this amount, R$ 130,915 refers to aircraft which will be delivered in long-term.

The amounts disbursed are reported as advances, since TLA is guaranteed reimbursement of these prepaid amounts when the aircrafts are delivered by the manufacturer.

9 Deposits in guarantee - Consolidated

Deposits and collateral in guarantee associated with the lease contracts for aircraft and engines are stated based on the U.S. dollar exchange rate, at LIBOR plus a spread of 1% per annum. The terms for redemption of the deposits and collateral are defined in the lease agreements.

10 Investments in subsidiaries

(a) Breakdown

	Parent Company			Consolidated

	2006	2005	2006	2005

Investments in subsidiaries	1,405,321	394,732
Goodwill (negative goodwill) on acquisition of
subsidiaries	(10,382)	(9,665)
Other investments			70	70

	1,394,939	385,067	70	70

(b) Information on subsidiaries

			2006	2005

		Transportes
	TAM Linhas	Aéreos del
	Aéreas S.A.	Mercosur S .A.	Total	Total

Number of shares
Total	2,064,602	87,653
Held	2,064,602	83,253
Percentage participation	100.00	94.98

Shareholders’ equity and advances for capital increase	1,353,406	54,659
Net income	502,458	20,116
Book value of investment	1,353,406	51,915	1,405,321	394,732
Equity in earnings	502,458	19,106	521,564	174,344

The Company initiated a process to capitalize its subsidiary TLA by means of Advances for Future Capital Increase (AFAC). An increase of R$ 580,000 has been approved, and at December 31, 2006, advances of R$ 508,486 had been made. The capitalization of this amount was authorized by the Board of Director´s meeting held in January 31, 2007.

10 Related party transactions

					2006	2005

		TAM Linhas Aéreas S.A.	Transportes Aéreos del Mercosur S.A	Fidelidade Viagens e Turismo Ltda

	TAM S.A.				Total	Total

TAM S.A.

Interest on shareholders’ equity and dividends receivable		44,495			44,495	27,584
Non-current payables – intercompany loans		(536)			(536)
Other operating income						265
Advance for capital increase (AFAC)		(508,486)			(508,486)

TAM Linhas Aéreas S.A.
Accounts receivable			1,607	42,259	43,866	39,379
Accounts payable			(1,108)		(1,108)	(2,054)
Long-term receivables – intercompany loans	536				536
Interest on shareholders’ equity and dividends payable	(44,495)				(44,495)	(27,584)
Other operating income			19,739		19,739	20,345
Advance for capital increase (AFAC)	508,486				508,486

Transportes Aéreos del Mercosur S.A.
Cost of services rendered		(19,739)			(19,739)	(20,345)
Accounts receivable		1,108			1,108	1,789
Accounts payable (deposit as guarantee)		(1,607)			(1,607)	(1,639)

Fidelidade Viagens e Turismo Ltda.
Accounts payable		(42,259)			(42,259)	(37,740)

	464,527	(527,024)	20,238	42,259

For the year ended December, 31, 2006, TLA received R$ 1,244 (2005 - R$ 2,143) from Táxi Aéreo Marília S.A. (“Marília”), as a reimbursement of costs for using part of its structure, such as the import area, personnel department and aircraft insurance. Marília has indirect shareholders common to TLA.

The operations performed between the companies were carried out under normal market conditions.

The Company and its subsidiaries signed in march, 2005, contract with TAM Milor Táxi Aéreo, Representações, Marcas e Patentes S.A. (“TAM Milor”) for the right to use the “TAM” brand. This contract has the same term of the current Company’s passagers air transportation concession and establishes a monthly fee, adjusted annually by IGPM, which for the year ended December, 31, 2006, totalled R$ 14,051 (2005 – R$ 11,559), recorded as “Administrative expenses”.

12 Property, plant and equipment – consolidated

(a) Breakdown

			2006	2005

					Annual average depreciation rates-%
		Accumulated
	Cost	depreciation	Net	Net

Flight equipment	760,107	(341,412)	418,695	443,131	8.96
Buildings	219,930	(12,463)	207,467	177,210	2.31
Computers and software	98,158	(42,636)	55,522	44,883	20.00
Machinery and equipment	64,303	(31,254)	33,049	34,044	10.00
Furniture, fixtures and facilities	23,767	(11,930)	11,837	9,711	10.00
Vehicles	34,332	(27,040)	7,292	5,867	20.00
Construction in progress	43,406		43,406	42,150
Other	25,818	(11,401)	14,417	11,610	6.65

	1,269,821	(478,136)	791,685	768,606

“Flight equipment” includes engines and spare parts. “Others” is mainly composed of improvements carried out on the runway at the São Carlos Technology Center.

Mortgages were taken out on property and property improvements belonging to TLA in the amount of R$ 110,499, in order to guarantee some loans (see note 13).

(b) Revaluation ( Nota21 (c))

TLA continued to adopt the accounting criteria of “Revalued market value". Independent experts (Engeval Engenharia de Avaliações S/C Ltda.) issued an appraisal report at November 30, 2006 which was subsequently approved at an Extraordinary General meeting - AGE, held on December 29, 2006. The new revaluation, which included all of airplane engines and properties, was recorded. This revaluation resulted in an increase in property, plant and equipment of R$ 9,541 (R$ 7,332 net of the provision for income tax and social contribution, as required by CVM Deliberation 273/98). The revaluation includes the replacement value of assets, under the same conditions in which they are identified. Consequently, when applicable, new estimates of the useful lives of these items were determined.

Mercosur, in accordance with accounting practices adopted by the Company, revaluated its aircraft and property balances at November 30, 2006, in accordance with an appraisal report issued by independent experts. This revaluation resulted in an equity decrease, in the parent company, of R$ 633, with an net effect of R$ 601 in TAM. The valuations include the replacement value of assets, under the same conditions in which they were found.

As required by CVM Deliberation 183/95, realization of the revaluation reserve was charged to retained earnings, and amounted to R$ 4,246 for the year ended at December 31, 2006, (2005 - R$ 3,852).

13 Loans and financing – Consolidated

			Payment terms and
	Guarantees	Interest rates (weighted average)	year of last payment	2006	2005

Local currency

Leasing of IT equipment	Promissory note R$ 5,429	2.42% to 19.07% p.a (17.09% p.a.)	Monthly until 2009	7,534	29,393
Leasing of IT equipment	Promissory note R$ 18,108	CDI + 0.36% p.a to 3.5% p.a. (3.83% p.a.)	Monthly until 2009	32,269
FINEM – Sub credit A Lien over	assets and accounts receivable	TJLP + 4.5% p.a. (6.45% p.a.)	Monthly until 2011	72,979	63,515
FINEM – Sub credit B Lien over	assets and accounts receivable	Basket of currencies BNDES + 3.50% p.a.(3.54% p.a.)	Monthly until 2012	11,762
Compror	Credit card receivable	14.21% p.a.	Monthly until 2007	129,952	46,848
Others	Promissory notes of R$ 6,995	TJLP + 10% p.a to 10.5% p.a. (12.20% p.a.)	Monthly until 2011	6,006	8,474

Total in local currency				260,502	148,230

Foreign currency

FINIMP	Promissory note US$ 21,520 thousand	12 months LIBOR + 0.72% to 6.32% p.a.(6.1% p.a.)	Annual until 2009	134,113	102,361
International Finance Corporation -
IFC	Guarantee deposit	6 months LIBOR+ 3% p.a. (8.4% p.a.)	Six-monthly until 2012	42,083
Leasing renegotiation	Letter of guarantee	Fixed instalments of (US$ 55 thousand)	Monthly until 2022	14,014	15,922
Financing - Machinery and
equipment	Guarantee deposit	1 month LIBOR + 5% p.a. (10.32% p.a.)	Monthly until 2008	1,308	2,974
Others	Promissory notes US$ 3,165 thousand	Fixed interest 8.5% p.a. (8.5% p.a.)	Six-monthly until 2007	406
Others	Promissory notes US$ 2,252 thousand	6 months LIBOR + 2.5% p.a.(7.8%p.a.)	Six-monthly until 2007	330
Others	Lien on goods	Fixed rate of 8.5% p.a	Monthly until 2007	16	366

Total in foreign currency				192,270	121,623

Total in local and foreign currency				452,772	269,853

Current				(221,908)	(118,448)

Non-Current				230,864	151,405

Long-term amounts fall due as follows:

Year	2006	2005

2007		58,832
2008	79,092	41,764
2009	90,437	13,377
2010	24,548	13,419
2011	22,818	12,413
2012	3,997	869
After 2012	9,972	10,731

	230,864	151,405

On December 16, 2005, the Company signed a loan agreement contract with the International Finance Corporation – IFC –in the amount of US$ 50 million, US$ 33 million to be used for the financing of advance payments made to aircraft manufacturers for future determined aircraft and US$ 17 million as working capital. In the six months ended June 30, 2006, the US$ 17 million working capital portion was drawn down. In the second semester of 2006, US$ 3,9 million were used for financing pre-payments to aircfraft manufacturer. Liens on equipment and liens on accounts receivable have been offered to secure the loan.

The Company is subject to some covenants under its loan facilities such as, financial ratios, limitation of issuance of new debt facilities and priority of prepayment of loans. As of December 31, 2006 the Company is in compliance with all of its covenants.

14 Financial leases - Consolidated

		Monthly
		payments
	Rates	with final
	(weighted average)	due date in	2006	2005

Foreign currency

Airbus A 319/A 320 engines	6 months LIBOR + 1.5% p.a and 2.5%p.a.
	(7.2% p.a.)	2015	46,166	60,347
Airbus A330 engines and spare parts	1 month LIBOR + 1.5% p.a. (6.8% p.a.)	2009	5,939	8,467
Fokker 100 engines	Fixed interest of from 1.2% p.a	2006		255
Installments of renegotiated
operational leases	1 month LIBOR (5.5%p.a.)	2016	24,365	32,984
	3 months LIBOR + 1.75% p.a (7.2%p.a.)	2009	8,247	8,430
	Fixed interest of from 1.1%p.a.	2007	3,880	11,327
	6 months LIBOR + 1.25% to.2.25% p.a.	2011	73,465	95,942
	(6.8%p.a.)

Total			162,062	217,752

Current			(69,108)	(62,049)

Non-current			92,954	155,703

The lease obligations above are secured by letters of credit issued and deposits in guarantee by the Company.

Long term amounts fall due as follows, per year:

Year	2006	2005

2007		45,983
2008	27,814	32,137
2009	27,765	30,357
2010	13,691	14,723
2011	8,631	13,974
2012	5,845	7,868
After 2012	9,208	10,661

	92,954	155,703

15 Commitments

(a) Operating leases – Consolidated

TLA has operating lease commitments which are not reflected in the balance sheet, since the contracts do not include purchase options for 21 Fokkers 100, 14 Airbus A319, 50 Airbus A320 and 10 Airbus A330 (2005 - 25 Fokker 100, 13 Airbus A319, 36 Airbus A320 and 10 Airbus A330). The terms of the contracts are for periods up to 192 months and are restated based on the U.S. dollar exchange rate variation, plus LIBOR. In the year ended December 31, 2006, the cost of aircraft leases recognized in the consolidated statement of operations as "Cost of services rendered" amounted to R$ 704,523 (2005 – R$ 613,817), equivalent to US$ 323,606 thousand (2005 – US$ 254,432 thousand).

		Monthly	In thousands of US dollars

		payments
	Rates	with final
	(weighted average)	payment in	2006	2005

Airbus A319	1 month LIBOR (5.3% p.a.)	2014	115,713	97,026
	3 months LIBOR (5.5% p.a.)	2009	15,279	19,360
	6 months LIBOR (6.9% p.a.)	2020	177,065	187,927

Airbus A320	Fixed interest 4.0% p.a.	2012	65,708	4,640
	1 month LIBOR (5.8% p.a.)	2013	124,924	138,273
	3 months LIBOR + spread up to 1,75% p.a. (5.8% p.a.)	2021	419,584	224,445
	6 months LIBOR + spread up to 1,75% p.a. (6.0% p.a.)	2020	505,146	358,225

Airbus A330	Fixed interest 4.6% p.a to 5.6% p.a (5.2% p.a)	2020	231,110
	6 months LIBOR (7.1% p.a.)	2017	443,196	725,540

Fokker 100	Fixed interest 1.1% p.a. to 2.0% p.a. (1.2% p.a.)	2011	73,934	101,553
	6 months LIBOR (5.5% p.a.)	2007	6,961	13,459

Airbus Engines	Fixed interest 0.9% p.a. to 1.0% p.a.(1.0% p.a.)	2011	7,143	1,696
	6 months LIBOR (5.2% p.a.)	2014	8,359	9,632

			2,194,122	1,881,776

All the above operations are guaranteed by letters of guarantee.

Furthermore, in order to meet the timetable of payments as set out in the contracts, promissory notes were offered as guarantees by the Company, which at December 31, 2006, amounted to US$ 60,943 thousand (2005 - US$ 59,035 thousand).

Future disbursements on these contracts, per year of maturity, are summarized below:

	In thousands of US dollars

Year	2006	2005

2006		261,205
2007	332,949	238,778
2008	307,169	213,358
2009	276,941	197,470
2010	264,053	188,201
2011	247,434	204,777
2012	231,711	164,657
After 2012	533,865	413,330

	2,194,122	1,881,776

(b) Commitments for future aircraft acquisition

TLA has commitments to purchase 4 new Airbus 320 aircraft, which have delivery schedules between 2007 and 2008.

During the first quarter of 2005, the Company signed an amendment to the contract with Airbus for the firm purchase of 20 aircraft Airbus A320 with an additional 20 options for the same aircraft family (including A319, A320 and A321). The delivery of the A320 family aircraft are scheduled between 2007 and 2010.

In the second semester of 2006 the Company finalized the contract to aquire further 37 Airbus aircraft (15 A319, 16 A320 and 6 A330) for delivery by 2010. The Company also signed a Memorandum of Understanding to purchase 10 aircraft A350-900 with an additional 5 options subject to certain future operational conditions. The A350s will start to be delivered at the end of 2012.

Also in 2006, the Company contracted the purchase of 4 new Boeing 777 – 300 ER with 4 options for the same aircraft.

The Company and the Boeing had also signed a short leasing operation for 3 aircrafts MD – 11, that will serve as a bridge lean until the delivery of the 4 B777-300 ER.

16 Reorganization of the Fokker 100 Fleet

As a result of the process of the reorganization of the Fokker 100 fleet, on December 19, 2003, TLA cancelled 19 leasing contracts, of which 10 were financial leases and 9 were operating leases. As a result, TLA signed a contract for the payment of a penalty fine in 30 consecutive quarterly installments, falling due between April 2004 and July 2011 in the original amount of R$ 94,188. The installments are payable quarterly and letters of guarantee were offered by the Company.

TLA also renegotiated the maturity of certain overdue installments in the original amount of R$ 49,599.

These aircraft, as from the date of the contract up to their return, are classified as operating leases.

The return of these aircraft was originally planned to take place in the period from July 2004 to July 2005. By December 31, 2006, 16 aircrafts had been returned in conformity with the original schedule. In November 2006, an amendment to the contract was signed extending, until May 2007, the timeframe for the return of the last 3 aircraft, out of the 19 renegotiated.

At December 31, 2006, the total commitment amounted to R$ 74,619 (2005 - R$ 94,365), equivalent to US$ 34,901 thousand (2005 - US$ 40,315 thousand), of which R$ 11,813 (2005 - R$ 9,361) was recorded in current liabilities (Other accounts payable).

Non-current maturities have the following distribution:

		Consolidated

Year	2006	2005

2007		12,311
2008	12,659	14,550
2009	16,854	19,371
2010	19,101	21,954
2011	14,192	16,818

	62,806	85,004

17 Advances from ticket sales

At December 31, 2006, the amount recorded as “Advances from ticket sales” was represented by 2,263,942 (2005 –1,483,315) ticket coupons sold, but not used.

Based on the average number of passengers transported in the year of 2006, the quantity of tickets sold and unused at December 31, 2006 represents 33 days of passenger travel.

18 Provision for contingencies and judicial deposits- Consolidated

Management TLA and Mercosur recorded provisions for the total amount being disputed in court for those cases where the Company’s attorneys judge the probable.

As of December 31, 2006, the provision for contingencies together with deposits into court in connection with these disputes is detailed as follows:

			2006	2005

	Provision for	Judicial
	contingencies	deposits	Net	Net

Taxes
Contribution for Social Security Financing - COFINS (i)	300,232	(25,397)	274,835	250,119
Social Integration Program - PIS (i)	81,773	(8,450)	73,323	68,981
Additional tariff (ii)	247,790		247,790	168,045
Withholding income tax (IRRF) on leases	11,910		11,910	10,932
Staff fund (iii)	50,514		50,514	35,978
Airport tariffs (iv)				61,931
Income tax		(3,164)	(3,164)	(3,164)
Others	4,027	(4,014)	13	(583)

	696,246	(41,025)	655,221	592,239

Labor (v)	4,815	(8,660)	(3,845)	(3,158)
Civil	21,700	(5,892)	15,808	9,143

	722,761	(55,577)	667,184	598,224

(i) Refers to the discussion of the constitutionality of the change in the tax base of the PIS and the increase in the contribuition and basis of calculation of COFINS, introduced under Law nº 9718/98. Judicial deposits were made for certain months, and others TLA is supported by judicial measures. These amounts, net of judicial deposits, are updated based on the SELIC.
On November 9, 2005, the Supreme Federal Court ruled in favor of the inconstitutionality of the change in the tax base. During 2006, the Company has been successful in obtaining favorable ruling on one process which has enabled the partial reversal of established provision in the amount of R$ 45,962, where R$ 26,243 has been deducted as gain from administrative expenses and R$ 19,719 from financial expenses. At December 31, 2006 eight processes are yet to be judged.

(ii) A 1% charge on the amount of fares of all tickets sold for regular domestic lines which are not supplemented. TLA management, based on the opinion of its legal advisors, contests the constitutionality of this charge, and the non-payment is supported by a judicial order.

(iii) Corresponds to a charge of 2.5% of the payroll for private social service and professional education entities. TLA management, based on the opinion of its legal advisors, contest the constitutionality of this charge, and its non-payment is supported by a judicial order.

(iv) Refers to the discussion on the tariffs for use of communication instruments and assistance for navigation in flight and at the terminal as well as landing and lay-over tariffs. TLA management, based on the advice from fiscal consultants, has contested the constitutionality of these charges. On March 2006, the preliminary injunction which granted TLA the right not to pay these charges was revoked. Due to this, TLA payed the accrued amount (R$ 94,726) up to that date on single installment and started to pay regularly these charges.

(v) Judicial deposits are at amounts in excess of the relevant provisions because they include amounts withheld under measures and judicial deposits on processes not included in the provision which is constituted under CVM Guidance No. 15/87.

The changes in provision for contingencies and tax obligations under judicial dispute are summarized as

	2006	2005

At beginning of the year	654,101	449,999

Increases	324,818	212,065
Reversals	(48,004)	(1,567)
Payments	(208,154)	(6,396)

At the end of the year	722,761	654,101

The Company is involved in other contingencies involving fiscal, labor and civil claims in the amount of R$ 292,242 (mainly fiscal and labor). Based on the opinion of its legal counsel, the Company believe that the chances of success for the remaining amount are probable and therefore, no provision has been recorded

19 Debentures

The outstanding balance per issue is set ou below:

Date	Series	Quantity	Amount	2006	2005

TAM
August 01, 2006	exclusive	50,000	10,000	528,573

TLA
April 22, 2003	first	473,006	47,301	21,282	31,826
April 22, 2003	second	222,835	22,284	10,026	14,994
May 16, 2003	third	177,165	17,717	8,783	12,533

		873,006	87,302	40,091	59,353

Total				568,664	59,353

Current				(60,588)	(26,109)

Long term				508,076	33,244

TAM

On July 7, 2006 the Board of Directors approved the issue for public distribution of nominative, non-convertible, debentures with no guarantee or preference but for that provided by TLA.

The debentures have nominal value of R$10,000 and a term of six years. The repayment terms call for three successive, equal, annual payments the first of which falls due on August 1, 2010.

Interest is to be paid every six-months at a rate equivalent to 104.5% of the CDI as calculated and published by CETIP –the custodian and liquidation chamber.

TLA

At the Extraordinary General Meeting held on April 7, 2003 shareholders approved the private issuance of non-convertible debentures, without the issuance of warrants or certificates, with nominal value of R$ 100.00 each. These debentures have already been placed in three series. Each series falls due 60 months after the subscription date.

Debentures are guaranteed by a pledge of credit rights, and interest is 4.75% per annum plus Long-Term Interest Rate (TJLP).

The guarantee offered corresponds to the cash balance deposited by travel agents and held at Bank Boston Banco Multiplo S.A., on each 24th day of the month, in amounts considered sufficient to settle the monthly installments.

20 Income tax and social contribution

(a) Reconciliation between nominal and effective income and social contribution taxes

	2006	2005

Income (consolidated) before income tax and social contribution	836,587	295,498
Rates - %	34%	34%

Expense with income tax and social contribution	(284,440)	(106,195)
Income tax and social contribuition losses and negative
basis from previous years		4,469
Income tax and social contribution
on permanent differences	(12,094)	(6,751)

	(296,534)	(108,477)

Income tax and social contribution
Current	(269,642)	(153,636)
Deferred	(26,892)	45,159

	(296,534)	(108,477)

The above statement reflects only the activity of the Company and TLA, since Mercosur, as prescribed by the legislation of its country of origin is subject to income tax directly on gross sales and tax credits on Fidelidade have not been recognized due to the recurrent losses. During the second quarter of 2005, the Company started to earn taxable income and management decided to recognize tax credits resulting from the previous negative results of its operations. It is expected that these credits will be fully compensated by the end of 2007.

TAM S.A. tax loss was fully compensated in the second quarter, of 2006 while the negative balance on social contribution amounts to:

	2006	2005

TAM	12,931	26,140
TLA	44,662	286,278

	57,593	312,418

(b) Breakdown of deferred income and social contribution tax assets

	2006	2005

Income tax loss carryforwards		660
Accumulated negative basis of social contribution	5,184	28,118
Temporary differences in the calculation of taxable income	137,143	161,240

Total	142,327	190,018

Current	(33,050)	(23,782)

Non-current	109,277	166,236

The temporary differences are basically related to contingency provisions, allowance for doubtful accounts and exchange variations.

Based on annual taxable income projections, adjusted to present value based on market interest rates, as well as current legislation related to the offset of taxable income (limited to 30% annually for negative basis of social contribution), management of the Company and its subsidiary TLA estimates that the utilization of deferred tax credits will be completed by the end of the current financial year.

The Company’s management believes that the tax credit related to temporary differences will be realized proportionally to the end of the contingencies and the other events related to.

(c) Deferred income and social contribution tax liabilities

As prescribed by CVM Deliberation 273/98, the revaluation reserve recorded at December 31, 2006 is net of income and social contribution tax charges incurring on revaluation increments calculated on aircraft turbines and property. The deferred taxes were calculated based on the rates estimated for taxation and totaled R$ 56,306 at December 31, 2006 (2005 - R$ 63,287).

21 Shareholders’ equity

(a) Capital

Subscribed and fully paid capital is comprised of 150,563,341 (2005 – 144,059,462) shares, of which 59,791,955 (2005 – 59,816,248) are common shares and 90,771,386 (2005 – 84,243,214) are prefferred shares. Authorized capital amounts to R$ 1,200,000 (2005 – R$ 1,200,000) and can be increased with the issuance of common and preferred shares after the Board of Directors' approval.

At December 31, 2006, the Company did not hold shares in treasury.

Common shares confer to its bearer the right to vote in general meetings.

Preffered shares do not have the right to vote at general meetings, except for certain matters, since the Company is listed at Level 2 on the BOVESPA; however, they have priority in the distribution of dividends, priority in capital reimbursement, without any premium, in the event the Company is liquidated and the right to participate, under the same terms as the ordinary shares, in the distribution of any benefits to the shareholders’.

The Company made Public Offerings of nominative, no-nominal-value preffered shares with the characteristics set out in the table below:

	2006	2005

Date	March 10	June 13
Stock Exchange	São Paulo and New York	São Paulo and New York
Quantity of shares
Primary issue	5,000,000	21,133,000
Secondary issue	30,618,098	9,057,000
Supplementary issue	1,503,879	197,120
Issue price
R$	42.00	18.00
US$	19.43	N/A
Capital Increase	34,316	33,160
Share Premium	238,848	350,782

(b) Capital reserve – Share Premium account

The share premium originating from the subscription of shares is due to the surplus of the net amount received over the capital increase, and benefits all the shareholders’ equally.

(c) Revaluation reserve (Note 12 (b))

The amount from the revaluation reserve constituted in previous years, proportional to the depreciation on the revalued assets, was transferred to the “accumulated income” line, and, at December,31 2006, totaled R$ 4,246 (2005 – R$ 3,852). Of the total reserve, R$ 35,948 corresponds to the revaluation of land, that will only be realized at the time of its eventual disposal.

In accordance with CVM Instruction 197/93, the tax charges on the revaluation reserve, which at December 31, 2006 amounted to R$ 56,306 (2005 – R$ 63,287), are recognized in the statement of income as the reserve is realized.

(d) Dividends and interest on shareholders’ equity

In accordance with the Company’s by-laws, shareholders are guaranteed a minimum dividend of 25% of net profit for the year, after deducting 5% for the legal reserve, up to a maximum of 20% of capital. The preferred shares have priority in capital reimbursement and the right to a dividend at least equal to that distributed to the common shares.

The calculation of dividends payable, which is subject to shareholders’ approval, is set out below:

	2006	2005

Net income for the year	555,954	187,374
Adjustment and of accumulated losses	(8,919)	(67,621)
Technical Interpretation nº 01/06 for Ibracon	15,445
Constitution os legal reserve – 5%	(27,798)	(5,988)
Realization os revalution reserve	4,246	3,852

Basis for calculating dividends	538,928	117,617
Percentage	25%	25%

Obligatory minimum dividend (R$ 0,89485262 per share – 2005 R$ 0,20414391)	134,732	29,405

Interes on shareholders’ equity, net of tax (R$ 0,09547170 per share)	14,374

Complementary dividend (R$ 0,79938215 per share)	120,358

(e) Retained Income Reserve

Article 196 of Corporation Law requires the balance of net income after dividend distribution and other statutory appropriations is transferred to this reserve in order to finance the Company's capital budget and working capital requirements. Future investments include the leasing of additional aircraft.

(f) Stock Option Plan

The Extraordinary Shareholders’ meeting held on September 29, 2005 approved a Plan for the award of stock options for management. The Board of Directors is responsible for defining and managing the plan.

The Plan conforms to the decision of the Extraordinary General meeting of May 16, 2005, which limits dilution of the Company´s equity to 2%, for such share options.

The Board of Directors granted the release of 955,005 preferred shares to be used as options under the plan below:

	1st grant	2nd grant

Date	December 28, 2005	November 30, 2006
Number of share	715,255	239,750
Exercise price – R$ per share	14.40	43.48
Readjustment index	IGPM	IGPM

(g) Prior year adjustment

In the quarter ended March 31, 2006, the Company, pursuing on-going improvements in best corporate governance practices and financial controls, changed its accounting practice and accrued a provision for future liabilities relating to the (Loyalty Program).

Such liabilities at December 31, 2005 amounted to R$ 8,919 (net of the tax effect of R$ 4,597) and this amount has been charged to "Retained Earnings".

(h) Technical Interpretation of IBRACON nº 01/06

In accordance with the Technical Interpretation of IBRACON 01/06, TLA reverted depreciation expenses previously recognized related to maintenance totaling R$ 15,445, and recorded such impact in the stockholders equity, in accordance.

22 Gross sales segment report

The Company utilizes its gross sales segment report by type of service rendered and by region, as follows:

(a) By type of service rendered

					Variation
	2006	%	2005	%	(%)

Domestic revenue
Scheduled – Passenger	4,935,599	64.1	3,966,429	67.1	24.4
Charter – Passenger	226,336	2.9	226,269	3.8	0.03
Cargo	321,817	4.2	277,403	4.7	16.0

	5,483,752	71.2	4,470,101	75.6	22.7

International revenue
Scheduled – Passenger	1,513,334	19.7	1,010,701	17.1	49.7
Charter – Passenger	24,125	0.3	22,855	0.4	5.6
Cargo	164,678	2.1	129,743	2.2	26.9

	1,702,137	22.1	1,163,299	19.7	46.3

Other operating income
Commission	14,941	0.2	21,004	0.4	-28.9
Partnerships with Loyalty Program	207,255	2.7	85,051	1.4	143.7
Aircrafts sub leasing	33,657	0.4	65,228	1.1	-48.4
Commissions from travel and tourism	20,858	0.3	16,235	0.3	28.5
Others (including expired tickets)	237,491	3.1	89,217	1.5	166.3

	514,202	6.7	276,735	4.7	85.8

Gross sales	7,700,091	100.0	5,910,135	100.0	30.3

(b) By region

					Variation
	2006	%	2005	%	(%)

Brazil	5,997,954	77.9	4,746,835	80.4	26.4
Europe	616,941	8.0	457,190	7.7	34.9
North America	647,788	8.4	367,674	6.2	76.2
South America (excl. Brazil)	437,408	5.7	338,436	5.7	29.2

	7,700,091	100.0	5,910,135	100.0	30.3

23 Breakdown of principal expense groups – Consolidated

	2006						2005

		Expenses

	Cost of services		General and	Directors'
	rendered	Selling	administrative	Fees	Total	%	Total	%

Personnel	672,304	78,523	101,007	20,764	872,598	13.7	668,648	12.8
Fuel	2,129,856				2,129,856	33.6	1,694,980	32.5
Depreciation and amortization	80,651	1,337	19,867		101,855	1.6	85,353	1.6
Maintenance and repairs (except personnel)	387,972				387,972	6.1	356,322	6.8
Aircraft insurance	35,077				35,077	0.6	39,644	0.8
Take-off, landing and navegation aid charges	314,977				314,977	5.0	233,012	4.5
Leasing of aircraft and equipment	711,761	2,015	5,021		718,797	11.3	627,248	12.0
Third party services	197,207	167,881	174,548		539,636	8.5	373,721	7.2
Commercial and marketing		875,254			875,254	13.8	854,602	16.4
Other	200,864	61,266	109,917		372,047	5.8	288,324	5.5

	4,730,669	1,186,276	410,360	20,764	6,348,069	100.0	5,221,854	100.0

24 Financial result – Consolidated

	2006	2005

Financial Income
Interest from investments	222,857	59,915
Exchange rate variation	10,944	25,020
Interest income	15,080	11,024
Discounts obtained	4,550	4,413
Other financial income	747	14

	254,178	100,386

Financial Expenses
Interest expense	(115,118)	(89,576)
Tax on Bank Account Transactions - CPMF	(27,344)	(20,007)
Financial instrument losses	(122,894)	(69,981)
Interest on shareholders’ equity	(16,911)
Other financial expense	(17,062)	(13,383)

	(299,329)	(192,947)

Financial result, net	(45,151)	(92,561)

25 Other operating expenses, net

	2006	2005

Cancellation of third party contracts	(43,993)
Other losses	(34,394)	(16,870)
Other taxes	(23,969)	(4,669)
Amortization of goodwill	(717)	(1,341)
Others	(23,126)	(7,926)

	(126,199)	(30,806)

In November 2006, the Company announced the cancellation of third party contracts for operation of its airports bases. As a result, a provision for losses with cancellation of contracts was recorded totaling R$ 43,993. This amount will be paid until April 2007.

26 Benefits for employees

(a) Supplementary pension plan

TLA sponsors three private pension plans (TAM Prev I, II and III) to supplement retirement pensions and benefits. On November 21,2006 the Supplementary Retirement Secretariat (the “SPC”) approved the proposal to migrate participants from the TAM Prev I, II and III to a PGBL. At December 31, 2006 there are still 7 participants which have not transferred into the PGBL.

The independent actuary´s evaluation, dated January 29,2007, shows an asset of R$ 621, not included in the Company´s financial statements.

Methodology to calculate actuarial liability

The methodology adopted by the independent actuary (Towers, Perrins, Forster & Crosby Ltda.) to calculate the actuarial liabilities was the projected unit credit method, supported by the following actuarial assumptions:

	Annual Percentages

	2006	2005

Economic
Nominal discount rate	11.83	11.83
Nominal estimated return rate of assets	13.72	13.72
Nominal growth rate of plan benefits	5.00	5.00
Nominal future salary growth rate	7.10	7.10
Inflation	5.00	5.00
Growth rate of social security benefits	5.00	5.00

Demographic
Table of mortality	AT-49	AT-49
Table of mortality of disabled	RRB 1944	RRB 1944
Table of disability	Álvaro Vindas	Álvaro Vindas
Table of turnover	PW-1	PW-1

(b) Profit sharing

In accordance with the annual Union agreement, the Company will pay a share of its profits as a result of it reaching certain performance indicators established in line with the annual budget. Consequently, management recorded as “Salaries and social security charges” at December 31, 2006, the provision for payment of this benefit in the amount of R$ 82,390 (2005 – R$ 42,465).

27 Insurance coverage

The subsidiaries contract insurance coverage for amounts considered above the minimum mandatory amounts deemed as necessary for possible claims, considering the nature of the assets and the risks of the activity. At December 31, 2006, considering the aircraft fleet of the subsidiary TAM - Linhas Aéreas S.A. and Transportes Aéreos del Mercosur S.A., the coverage for the aviation activity (aircraft and civil responsibility together) will give a maximum indemnity amount of up to US$ 1.5 billion.

The assumptions adopted by the Company, are not part of the audit of the financial statements, and consequently were not audited by ours independent accountants.

Following the September 11, 2001 terrorist attacks in the USA, insurance companies established surcharges on the insurance of aircraft bodies and on civil liabilities generated by acts of war or terrorism.

The insurance companies limited worldwide coverage to US$ 150,000 thousand per claim, and for higher amounts the premiums must be paid in cash for the total term of the policies, which has made an increase in the coverage by any amount, unviable.

As a consequence, the Brazilian Government, through Law 10.744 of October 9, 2003 and Decreet nº 5035 of April 5, 2004, assumed the commitment to match up eventual expenses of civil liabilities for third parties generated by war or terrorist attacks that the Company may be required to pay. As regulated by this law, expenses for civil responsibilities assumed by the Federal Government are limited to the equivalent in Reais of one billion U.S. dollars.

28 Contingent assets

(a) Value-added tax - ICMS

ICMS payments made in the period from May 1989 to May 1994 were considered undue because of the inconstitutionality of the ICMS legislation. TLA has filled several suits, in different states of the country, to claim the amount paid in error. However, management will recognize the total credits involved, estimated at approximately R$ 55 million and the eventual inflation adjustment monetary restatement, only when the financial recovery of this right is defined.

(b) Compensation for fare insufficiency

TLA filed a lawsuit against the Federal Government requesting compensation for breach of the economic-financial balance of the concession contract for air transportation services caused by insufficient fares. The variance occurred in the period from January 1988 to September 1993, when the fares were frozen by the Government.

In In April 1998, the lawsuit was ruled in the Company’s favor by lower court of the Federal Justice, and an indemnity of R$ 245 million was determined based on a calculation made by an expert. This amount is subject to delinquent interest since September 1993, and inflation adjustment since November 1994. The First Panel of Higher Court of Justice accepted the special appeal made by the Company determining that the Federal Court of Appeals judge the merit of the case without intervention from the Public Prosecutor.

Management has not recognized in the financial statements any amount for this indemnity and will do so only when the lawsuit is legally confirmed in its final instance.

(c) Additional of airport tariffs (ATAERO)

TLA filed an ordinary lawsuit for anticipated custody addressing the legality of the additional 50% charged over tariffs (ATAERO). On December 31, 2006, the amount under discussion totaled R$ 430,537, not recognized in the financial statements.

29 Financial instruments

(a) General Considerations

The Company enters into transactions involving financial instruments in order to reduce the exposure of its risks. In addition, temporary cash surpluses are applied in line with current treasury policies, which are continuously reviewed, besides minimizing the impact of fuel price volatility.

The management of these financial instruments is made pursuant to pre-established policies pursuing liquidity, return and security. Management policy consists in monitoring contracted rates against current market rates. The Company does not invest in derivatives or any other high risk assets of a speculative nature.

  Risk from the price of fuel – Airline companies are exposed to the volatility in fuel prices. Fuel represented in 2006 and 2005, 33.6% and 32.5% respectively of cost of services rendered, commercial, sales and administrative expenses.

  As of December 31, 2006, these operations, with maturity up to until May, 2007, represented an off balance sheet notional amount of approximately, R$ 148,825 (2005 - R$ 82,912), equivalent to about 1,150 thousand barrels (2005 - 585 thousand barrels).

  If settled on December 31, 2006, the above operations would represent losses of R$ 1,888 (2005 – R$ 47).

  Foreign exchange rate risk - This risk is related to possible foreign exchange rate volatility, affecting the financial expense or income and the outstanding liabilities or assets balances indexed to a foreign currency. Part of this risk is mitigated given the fact that the Company operates overseas and revenues from these transactions are denominated in hard currency.

  The existing policy for hedging foreign exchange risk is to cover of hard currency cashflow for up to twelve of the following months. At December 31, 2006 the period protected against the foreign exchange rate risk amounted to three months in function of a re-evaluation of procedures which has not yet been completed.

  The Company contracts derivative financial operations, aimed mainly to protect its foreign currency exposure from fuel, engine maintenance services and financing contracts related to the expansion/maintenance of its operational activities.

  On December 31, 2006, contracts for options to provide hedge for liabilities from suppliers and financing amounted to R$ 1,116,036 - US$ 522,000 thousand (2005 - R$ 816,904 – US$ 349,000 thousand), and have several maturity dates, up to September, 2007.

  The above mentioned operations, if settled on December 31, 2006, would represent a loss of R$ 7,133 (2005 - R$ 93,514).

  Interest rate risk - This risk arises from possible losses (or gains) as a result of fluctuations of the interest rates to which the Company’s liabilities and assets are linked.

  To minimize possible impacts from interest rate volatility, the Company has adopted a policy of diversification, alternating between contracting fixed and variable rates (such as LIBOR and CDI), and periodically renegotiates its contracts, in order to adapt them to current market conditions.

  Credit risk - This risk arises from the possibility of not recovering amounts receivable from services provided to consumers and/or travel agencies, or from credits with financial institutions due to financial investments.

  To mitigate this risk the Company has adopted credit limits and permanently accompanies its debtor balance (mainly with travel agencies). With respect to marketable securities, the Company only invests with institutions with low credit risk, as evaluated by rating agencies. In addition, each institution has a maximum limit for investments, as determined by the Risk Committee.

(b) Financial Investments

Represented by funds designed to invest in quotas of various classes of investment funds and/or in multimarket investment funds with the objective of obtaining an interest yield in excess of the interbank interest rate – also known as DI.

(c) Investments

The subsidiaries “TAM Linhas Aéreas S.A” and “Transportes Aéreos del Mercosur S.A.” are privately-held companies and therefore there is no information available about their market value.

30 Loyalty Program

In the quarter ended March 31, 2006, the Company, pursuing on-going improvements in best corporate governance practices and financial controls, changed its accounting practice for the recognition of costs of its frequent flyer Loyalty Program began to accrue a provision for future liabilities relating to the program.

The provision was calculated taking into consideration:

  The quantity of points earned, converted into free flights;
  The quantity of points which expired without being converted into flights;
  The quantity of free flights flown with other airlines; and
  Based on the present average occupation levels of our flights, the incremental cost involved, i.e. the addditional cost per passenger transported, represented by fuel, in-flight service, insurance and boarding card.

At December 31, 2006, the Loyalty Program's customers had earned, but not used, the equivalent of 1,782,397 (2005 – 1,161,477) free flights.

The number of free flights earned by customers and not yet used represents the maximum number of free flights – before deduction of the average number not used by customers. The average of unused points averages approximately 31.55%, which reduces the quantity of unused free flights to 1,220,051 (2005 – 861,700). In the year ended December 31, 2006 our customers utilized 756,040 (2005 – 546,452) free flights.

The free flights flown on other airlines corresponds to 2.30% at December 31, 2006 (2005 – 1.89%) of the free flights earned.

Taking into account the above variables and the incremental cost, the provision for future costs of the program at December 31, 2006 amounted to R$ 19,039 (2005 – R$ 13,520) and has been classified as cost of services rendered.

Taking into consideration the change in accounting practice, the Company recorded an adjustment to prior years amounting to R$ 8,919, comprising the value of the provision calculated using this criteria, less the tax effect of R$ 4,597.

The points earned by our customers on the Fidelidade program are valid for two years for conversion into tickets. This limits the growth of the programs future cost – there is a tendency of stability as to the quantity of passengers transported on the program.

The Fidelidade program earns income from partnerships forged with several companies. In the year ended December 31, 2006 such income amounted to R$ 207,255 (2005 – R$ 85,051)

31 EBITDAR, EBITDA and EBIT - Consolidated

The Company uses EBITDAR (net income before interest, taxes, depreciation, amortization and rents), EBITDA (net income before interest, taxes, depreciation and amortization) and EBIT (net income before interest and taxes) as indicators to determine its financial and economic performance.

These indicators are not described in Brazilian accounting standards. The Company uses EBITDAR, EBITDA and EBIT since they are standard financial measures.

The above indicators should not be analyzed on their own, but should be evaluated together with operational income and net income for the period, which are determined in accordance with accounting practices derived from Brazilian Corporation law.

Below are the calculations of the Company’s EBITDAR, EBITDA and EBIT:

	2006	2005

Net income before minority interest	540,053	187,021
Income tax and social contribution	296,534	108,477
Financial result, net	45,151	92,561
Non-operating result, net	(11,356)	8,046
Other operating expenses, net	125,482	29,465

EBIT	995,864	425,570
Depreciation and amortization	101,855	85,353
Goodwill amortization in subsidiary	717	1,341

EBITDA	1,098,436	512,264
Rental - Leasing	718,797	627,248

EBITDAR	1,817,233	1,139,512

Net revenue	7,344,650	5,648,765

Margins:
EBIT	13.6%	7.5%
EBITDA	15.0%	9.1%
EBITDAR	24.7%	20.2%

32 Subsequent event

On February 27,2007, the Board of Directors approved the annual dividends payment and interest on shareholders’ equity based on the 2006 net income to be paid on March 30, 2007.

TAM S.A. and
TAM S.A. and subsidiaries

Attachment 3 – Cash Flow
Years Ended December 31 2006 and 2005
In thousands of reais

	Parent company		Consolidated

	2006	2005	2006	2005

Cash flows from operating activities
Net income for the period	555,954	187,374	555,954	187,374
Adjustments to reconcile net income to cash generated
by operating activities
Depreciation and amortization			101,855	85,353
Deferred income tax and social contribution		(4,483)	26,892	(45,159)
Provision for contingencies		(4)	68,660	204,588
Equity in earnings of subsidiaries	(521,564)	(174,344)
Amortization of goodwill in subsidiary	717	1,341	717	1,341
Residual value of permanent asset disposed of			17,512	7,920
Monetary and variation of assets and liabilities	20,087		33,514	14,920
Other provisions			8,878	(4,243)
Minority interest			1,010	(353)

(Increase) Reduction on assets
Trade accounts receivable		50	(30,045)	(205,586)
Inventories			(7,738)	(10,470)
Taxes recoverable	928	(7,007)	(24,310)	(16,192)
Prepaid expenses	(1,800)		9,539	(42,631)
Advances to aircraft manufacturers			(247,879)	(71,910)
Deposits in guarantee			(31,861)	(9,991)
Deferred income tax and social contribution	1,848	1,470	23,593	42,311
Judicial deposits	(14)		270	(8,172)
Maintenance reserve			(46,596)
Other accounts receivable			(65,566)	(4,617)

Increase (decrease) in liabilities
Suppliers			64,769	17,832
Salaries and related charges	19	53	60,080	12,944
Advance from ticket sales			201,563	190,312
Taxes and tariffs payable	(12)	13	28,627	(14,189)
Leasing payable			(28,752)	(46,117)
Provision for income tax and social contribution	(3,409)	3,393	(25,080)	24,001
Related parties	536	(22,592)
Other accounts payable	1,568	(2)	26,564	20,133

Net cash (used) generated by operating activities	54,858	(14,738)	722,170	329,399

	Parent company		Consolidated

	2006	2005	2006	2005

Cash flow from investing activities
Investments in subsidiaries	(508,486)
Increase in permanent assets			(136,136)	(109,543)

Net cash used in investment activities	(508,486)		(136,136)	(109,543)

Cash flows from financing activities
Capital increase from issuance of shares	273,164	383,942	273,164	383,942
Dividends paid	(29,045)		(29,045)
Financial leases
Increase			1,248,331	626,819
Payment (includes interest)			(1,088,626)	(516,976)
Loans and financing
Increase				23,144
Payment (includes interest)			(15,310)	(12,758)
Debentures
Increase	508,486		508,486
Payment (includes interest)			(25,508)	(25,436)

Net cash generated by financing activities	752,605	383,942	871,492	478,735

Net increase in cash and cash equivalents	298,977	369,204	1,457,526	698,591

Cash and cash equivalents at the end of the year	668,651	369,674	2,452,978	995,452
Cash and cash equivalents at the beginning of the year	(369,674)	(470)	(995,452)	(296,861)

Change	298,977	369,204	1,457,526	698,591

The accompanying notes are an integral part of these financial statements.

	Parent company		Consolidated

	2006	2005	2006	2005

Revenues
Services rendered		265	7,700,091	5,910,135
Allowance for doubtful accounts			(36,227)	(7,209)
Non-operating			11,356	(8,046)

		265	7,675,220	5,894,880

Inputs acquired from third parties
Costs of services rendered		(14)	(2,391,322)	(1,898,032)
Material, electricity, third party services and other	(9,068)	(15,689)	(2,025,562)	(1,709,874)

	(9,068)	(15,703)	(4,416,884)	(3,607,906)

Gross value added	(9,068)	(15,438)	3,258,336	2,286,974

Retention			(101,855)	(85,353)
Depreciation and amortization	(717)	(1,341)	(717)	(1,341)

Net value added by the entity	(9,785)	(16,779)	3,155,764	2,200,280

Received as Transfer
Equity in earnings of subsidiaries	521,564	174,344
Financial income	107,435	33,061	254,178	105,721

Total added value to distribute	619,214	190,626	3,409,942	2,306,001

Distribution of added value:
Personnel and social charges	(1,686)	(802)	(768,530)	(583,552)
Taxes, charges and contributions	(22,615)	(2,266)	(1,110,736)	(729,904)
Lease			(718,797)	(627,248)
Interest and exchange rate variations	(38,959)	(184)	(255,925)	(177,923)
Interest on shareholders’ equity and dividends to be
distributed	(137,269)	(29,405)	(137,269)	(29,405)

Income Retention	418,685	157,969	418,685	157,969

The accompanying notes are an integral part of these financial statements.

Social Balance / 2006

Company: TAMS.A. and TAM S.A. and subsidiaries
	Consolidated

1 - Basis of calculation	2006 Value (R$ thousands)			2005 Value (R$ thousands)

Net revenue (NR)			7.344.650			5.648.765
Operating result (OR)			825.231			303.544
Net payroll (NPRL)			824.422			609.514

2 - International social indicators	Value	% over NPRL	% over NR	Value	% over NPRL	% over NR
	(thousand)			(thousand)

Meals	68.396	8,3%	0,9%	55.680	9,1%	1,0%
Social charges	167.816	20,4%	2,3%	131.907	21,6%	2,3%
Private pension plan	3.854	0,5%	0,1%	9.616	1,6%	0,2%
Health	8.387	1,0%	0,1%	6.481	1,1%	0,1%
Safety and medicine at work	1.153	0,1%	0,0%	1.760	0,3%	0,0%
Education	0	0,0%	0,0%	104	0,0%	0,0%
Culture	175	0,0%	0,0%	0	0,0%	0,0%
Training and professional development	14.565	1,8%	0,2%	12.518	2,1%	0,2%
Childrens´ day care facilties	345	0,0%	0,0%	316	0,1%	0,0%
Profit shares	88.771	10,8%	1,2%	42.465	7,0%	0,8%
Others	16.626	2,0%	0,2%	5.930	1,0%	0,1%

Total -Internal social indicators	370.088	44,9%	5,0%	266.777	43,8%	4,7%

3 - External social indicators	Value	% over OR	% over NR	Value	% over OR	% over NR
	(thousand)			(thousand)

Education	1.054	0,1%	0,0%	0	0,0%	0,0%
Culture	5.891	0,7%	0,1%	4.726	1,6%	0,1%
Heath and sanitation	1.126	0,1%	0,0%	0	0,0%	0,0%
Sport	2.045	0,2%	0,0%	1.226	0,4%	0,0%
Food safety	0	0,0%	0,0%	0	0,0%	0,0%
Others	887	0,1%	0,0%	4.719	1,6%	0,1%

Total of contributions for the society	11.003	1,3%	0,1%	10.671	3,5%	0,2%
Taxes (excluding social charges)	985.470	119,4%	13,4%	642.475	211,7%	11,4%

Total - External social indicators	996.473	120,8%	13,6%	653.146	215,2%	11,6%

4 - Environmental indicators	Value	% over OR	% over NR	Valor (mil)	% over OR	% over NR
	(thousand)

Investments related to the company´s prodution/operations	14.816	1,8%	0,2%	2.029	0,7%	0,0%
Investments in external programs and/or projects	0	0,0%	0,0%	0	0,0%	0,0%

Total - investments in environment	14.816	1,8%	0,2%	2.029	0,7%	0,0%

Recording the definition of "annual goals" to minimize residues, the consumption	( ) does not have goals	( ) reaches from 51 a 75%	( ) does not have goals	( ) reaches from 51 a 75%
in general in the production/operation and to increase the effectiveness in the use	(X ) reaches from 0 a 50%	( ) reaches from 76 a 100%	( X ) reaches from 0 a 50%	( ) reaches from 76 a 100%
of natural resources, the company

5 - Indicators of the functional area	2006	2005

Nº of employees at the end of the period	13.159	9.637
Nº of admissions during the period	4.792	2.706
Nº of outsourced employees	5.161	5.523
Nº of internships	36	32
Nº of employees over 45 years	1.340	847
Nº of women working at the company	5.558	4.531
% of women on leadership duties	32,71%	29,76%
Nº of african Brazilian working at the company	1.589	578
% of african Brazilian on leadership duties	3,01%	1,87%
Nº of employees with deficiency or special needs	331	37

The accompanying notes are an integral part of these financial statements.

6 - Relevant information regarding management citizenship

			2006			Metas 2007

Relationship between higher and smaller salaries		182			182
Nº of total work accidents		136			136

Social environmental projects developed by the Company were defined by:	( ) directors	( X ) directors and managers	( ) all employees	( ) directors	( X ) directors and managers	( ) all employees

Standards of safety and salubrity at the Company were defined by:	( ) directors and managers	( ) all employees	( X ) all CIPA menbers	( ) directors and managers	( ) all employees	( X ) all CIPA menbers

Regarding the union freedom, the right of collective negotiation	( X ) is not	( ) follows the	( ) incentives and	( X ) will not be	( ) will follw OIT	( ) will incentive
and to the internal representation of employees, the Company:	involved	rules of OIT	follows OIT	envolved	rules	and follow OIT

Private pension includes:	( ) directors	( ) directors and managers	( x ) all employees	( ) directors	( ) directors and managers	( x ) all employees

Profiting sharing includes:	( ) directors	( ) directors and managers	( x ) all employees	( ) directors	( ) directors and managers	( x ) all employees

When the Company selects suppliers, the same ethical,	( ) are not	( X ) are	( ) are demanded	( ) will not be	( x) will be	( ) will be
social responsability and environmental standards:	considered	recommended		considered	suggested	demanded

Regarding the participation of employees on volunteer programs,	( ) is not	( ) supports	( X ) organizes	( ) will not be	( ) will support	(x ) will organize
the Company:	envolved		and incentives	envolved		and incentive

	at the	at Procon	at justice 3.004	at the company	at Procon	at justice
Nº of total complaints and consumer´s critics:	company	496		36.566	496	3.004
36.566

	at the	at Procon	at the justice	at the Company	at Procon	at the justice
% of complaints/consumer critics assited or solved:	Company	ND	ND	100%	ND	ND
100%

Total added value to be distributed: (in R$ thousand):	In 2006: 3.409.942			In 2005: 2.306.001

	32,6% government	22,5% collaborators		31,7% government	25,3% collaborators
Distribution of added value (DAV)	3,9% shareholders	28,6% third parties	12,4% retained	1,3% shareholders	34,9% third parties	6,8% retained

7 - Others informations
TAM S.A. CNPJ: 01.832.635/0001 -18 Business sector: transportation and logistic services. UF: SP
Details, projects and comments are mentioned at the company´s Management Disclosure and Analysis, which are part of the financial statements
Responsable for informations: Roberto Hobeika Phone: 5033-2102 rhreg@tam.com.br
This Company does not utilize child nor slave labor, has no involvement with prostitution or the sexual exploitation of children or adolescents, nor is it involved with corruption. Our Company values and respects diversity - both internally and externally.

Considerations: 2. Internal Social Indicators: Pension Plan: withdrawal of closed plan to an open PGBL with possible transfer of risks, without altering the benefits already awarded. 3. External Social Indicators: Social contributions to education, health and sports awarded through financial grants, airline tickets and fiscal incentives to the Municipal Child and Adolescent Fund of São Paulo and Rouanet Law incentives.
4. Environmental Indicators: In 2006, the Company increased its investments in the environments in order to attain ISO 14000 certification. 6. Relevant Information: The Company will adopt new procedures in the control and monitoring of complaints and prosecutions at Procon and at the Justice Department as of 2007. The accompanying notes are an integral part of these financial statements.

SIGNATURE

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 20, 2007

TAM S.A.

By:	/S/ Libano Miranda Barroso
Name: Libano Miranda Barroso Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.